Exhibit 99.1

ABN 82 010 975 612
Level 18 101 Collins Street, Melbourne Victoria 3000 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 http://www.tbgbio.com/public/

Investor Presentation

Melbourne, Australia, 16 May 2016. TBG Diagnostics Limited (formerly Progen Pharmaceuticals Ltd) (ASX: TDL, OTC: PGLA) (“the Company”) is this week making a series of presentations to potential investors in Australia.

The presentation contains details on the Company’s current situation and plans for future growth and development.

For further information, please refer to the attached presentation.

ENDS

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

TBG Diagnostics Limited

Investor Presentation

May 2016

Disclaimer

This presentation contains forward looking statements that involve risks and uncertainties.

Although we believe that the expectations reflected in the forward looking statements are reasonable at this time, TBG Diagnostics can give no assurance that these expectations will prove to be correct.

Actual results could differ materially from those expected for any of a multitude of risk including, but not limited to, those inherent in regulatory or market environments or more generally. In preparing this presentation, the company has relied upon and assumed, without independent verification, the accuracy and completeness of all information available from public sources, or which was otherwise reviewed by it.

This document does not constitute an offer, solicitation or recommendation in relation to the subscription, purchase or sale of securities in any jurisdiction and does not and will not form of any securities subscription, purchase or sale contract.

An emerging leader in Molecular Diagnostics.

TBG Diagnostics is a global molecular diagnostic (MDx) company operating in the IVD (in vitro diagnostics) industry. We are focused on the development, manufacture and marketing of molecular diagnostic kits, instruments and services.



Our Vision

To capitalise on our proven history, expertise and current footprint in China

To become one of the leading molecular diagnostics solutions providers in the Asia Pacific region

Corporate Snapshot

Key Financial Details	ASX:TDL TBG Diagnostics Limited
Market Capitalisation as at 10th May 2016	43.52M
Ordinary Shares	217,587,289
Unlisted Options	5,867,200
Cash balance as at 30th April 2016	$15.6M

TBG Diagnostics was relisted on the ASX on 3rd February 2016 after successfully raising $12,721,590 **

Board and Management



Jitto Arulampalam
Executive Chairman

Currently Chairman of Lanka Graphite Ltd (ASX: LGR), formerly Chair of Fortis Mining and Great Western Exploration (ASX:GTE), Medicvision Ltd, Euro Petroleum



Eugene Cheng
Group COO, CEO of TBG
Taiwan and TBG Xiamen

President of Medigen Biotechnology Corporation, Former VP and Chief of Staff at Acer



Dr Stanley Chang
Non-executive Director

Current Chairman of Medigen Biotechnology Corporation, MD degree from National Taiwan University College of Medicine, Ph.D. degree in Laser Medicine from the University College London of London University, UK



Emily Lee
Non-executive Director

Managing Director of Lanka Graphite Limited (ASX:LGR), Founder of Mercer Capital, Innovation Expert Panel State Government of Victoria



Edward Chang
Non-executive Director

Director of Finance at Eternal Materials, former Manager of Treasury and Risk Management at Motech Industries

Company Overview

- TBG Diagnostics is an established brand with a strong presence in the Asian market.
- Operating in the rapidly growing IVD market - US$53 billion in 2013 and expected to reach US$74.7 billion by 2020
- Extensive R&D pipeline targeting products for oncology, infectious diseases, transplants, transfusions, pharmacogenetics, autoimmune diseases and genetic diseases
- Able to deliver quality products with consistency, reliability and reproducibility
- Products are distributed to more than 22 countries globally
- Experienced directors and management with a proven track record in the biotechnology industry
- Currently holds ~15% of HLA SSP and ~7.5% of HLA SBT market share in the Asia region
- Obtain manufacturing plant in Xiamen, open to the benefits of being a local manufacturer
- Targeting further growth in China - the fastest growing MDx market

Our Story So Far

HISTORY

1999
Texas BioGene Inc (TBG) was founded in Texas, USA

2006
Medigen Biotechnology acquired Texas Biogene (TBG)

2007
TBG acquired Shanghai Hao-Yuan, China

2008
Received ASHI accreditation

2009
Submitted 3 in 1 nucleic acid testing kits to SFDA

2010
ID 1st AIDS blood donor in window period

2012
Hao-Yuan acquired by Perkin Elmer for USD $68M

Ongoing global sales of HLA sub-typing kits

2014
Nov. 2014 Xiamen plant established

2015
Jan. 2015 Spin off from Medigen

2016
Feb 2016 TBG Diagnostics Limited listed on ASX as TDL



Market Opportunity

Over the last decade, Molecular Diagnostics (MDx) has become the common practice for transplant and transfusion diagnostics, oncology and infectious disease testing.

MDx is the fastest growing sector of the USD$60Bn In Vitro Diagnostics (IVD) market.

MDx is the fastest growing sector in IVD: $25Bn by 2024


Other IVDs ($bn)
MDx ($bn)
Total IVD AGR (%)
120
100
80
60
40
20
0
Revenue ($bn)
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
AGR (%)
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Year

Source: VisionGain 2014

- MDx is projected to grow at a compound annual growth rate of 14.8% from 2013 – 2024
- MDx growing from 10% ($6Bn) to 25.2% ($25Bn) of total IVD market share by 2024
- Global IVD sales projected to reach $100Bn by 2024

China: A rapidly growing MDx market


CAGR (%)
MDx: 14.8
China: 27.9
JPN 5.8%
EU 15.8%
US 41.9%
China 14.7%
3.46 bn
2024: US$24.7bn
Japan 9%
2013
US$5.4bn
EU 27%
US 51%
0.26bn
China 4.5%
Source: VisionGain 2014

- Over the next decade China will be the fastest growing MDx market among other regions at CAGR of 27.9%
- MDx sales in China are estimated to increase from $0.26Bn to $3.46Bn by 2024
- In 2014, TBG opened its manufacturing plant in Xiamen to leverage and capture the increasing market share growth in China



Business and Strategy

Products, distributers, clients, accreditation.

Products and Technology

ExProbe™ HPA Kits	HLAssure™ SBT HLA Kits	Morgan™ SSP HLA Kits	AccuType™ Software	SSPal™ Software
				
Designed for HPA alleles using real time PCR techniques with sequence specific primers and probes	High resolution typing of HLA alleles using PCR techniques with sequence based typing	Designed for determining HLA alleles using PCR techniques with sequence specific primers (SSP)	Data analysis software used specifically to translate high throughput screening results	Gel analysis software. Interprets Morgan™ HLA SSP Typing Kits

ASHI Accredited: HLA Typing Services

- TBG laboratory has been accredited by the American Society for Histocompatibility and Immunogenetics (ASHI)
- The laboratory is staffed by an experienced team of professional scientists and equipped with state of the art technology
- Offers low to high resolution HLA typing services using PCR fragment analysis (SSP) and DNA sequencing (SBT)
- HLA Typing services are accurate and with fast turnaround - typing for samples takes approximately one week from sample arrival.



ASHI

THE AMERICAN SOCIETY FOR HISTOCOMPATIBILITY AND IMMUNOGENETICS

CERTIFIES THAT

Molecular Typing Laboratory
TBG Biotechnology Corp.

ASHI # 02-9-TW-03-1

UNDER THE DIRECTION OF

Yenhui Chang, PhD, MD, D(ABHI)

HAVING MET ALL APPLICABLE STANDARDS AND THE REQUIREMENTS OF THE SOCIETY, IS GRANTED ACCREDITATION

From: 1/1/2015 To: 12/31/2016

Assuming all interim requirements are met, in the following areas:

Histocompatibility Testing For Other Clinical Purposes

PRESIDENT ACCREDITATION PROGRAM DIRECTOR

Clients and Distributers

TBG's products are distributed to more than 22 countries globally

Top Tier Clients

- MD Anderson Cancer Center, USA
- TzuChi Bone Marrow Registry, Taiwa (2nd Largest in Asia)
- Center of Histocompatibility, Portuga
- Beijing Blood Center, China
- Queen Mary Hospital, Hong Kong
- IBTO, Portugal
- Russia Federal Biomedical Agency, Russia
- Health Science Authority, Singapore
- Milano Policlinico Hospital, Italy



Ongoing Product Development

Real Time PCR – anticipate upward trend in RT PCR use, as patent gradually expires and instrument price decreases.



Ongoing Product Development

Integrated Automated Clinical System – provides sample in / answer out solution for a full spectrum of diseases including oncology, blood screening, genetic and infectious diseases.







Remodel the automated blood screening system

TBG RT-PCR

Full spectrum MDx menu

Future and Growth

Product pipeline, growth strategy, key milestones.



Research & Development

Several projects aimed at creating precise automated MDx systems for hospitals and commercial uses:

- Oncology
- Infectious diseases
- Transplantation
- Transfusion (blood safety)
- Pharmacogenetics
- Autoimmune disease
- Genetic diseases

Key Near Term Milestones

- Fast track R&D to expand product pipeline – both reagents and equipment
- Advance production/QA processes and complete ongoing production trial runs for TBG Xiamen facility
- Complete the pre-identified acquisition of an Asian-based profitable company with market leading products and more than 20 global patents
- Development pathway for Reagents and Equipment:

Reagents

- R&D
- Pre-production Trial run
- Production Trial run
- Performance Evaluation Analysis
- Inspection
- Clinical Trials
- Registration Submission
- Registration review
- Acclaim registration certificate of products

Equipment

- Mechanical / Electric Design
- Hardware / Software Development
- System integration
- Prototypes
- Safety approval
- Pilot run production
- Validation / Registration
- Mass production

Growth Strategy

Focus on China – the fastest growing market in the world

- Total share of world market: 4.5% in 2013 to 14.7% in 2024
- Industry is heavily endorsed by the government
- Favors locally manufactured products

Provide competitive quality products with automation

- Automation to increase accuracy and efficiency
- Offer superior quality products to Asia Pacific market

Achieve high growth by M&A and building partnerships

- Key components to enhance TBG's overall competitiveness
- Innovative MDx products based on TBG's platforms

Contact

Eugene Cheng
Group COO, CEO of TBG Taiwan and TBG Xiamen

eugene@tbgbio.com

Jitto Arulampalam
Executive Chairman

jitto@tbgbio.com

TBG Diagnostics Limited
Level 18, 101 Collins St,
Melbourne VIC 3000
Tel: +886 2 7741 7799
Website: www.tbgbio.com/public/